                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                 SCHEDULE 13G

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 3)*


                              Ringer Corporation
                ------------------------------------------------
                               (Name of Issuer)

                         Common Stock, $.01 par value
                ------------------------------------------------
                        (Title of Class of Securities)

                                  766907 10 9
                        ------------------------------
                                (CUSIP Number)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))


                               Page 1 of 6 pages
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-----------------------
  CUSIP NO.  766907109                13G
-----------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Parsnip River Company, a Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
       Not applicable.
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      Minnesota
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            1,005,388

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             1,005,388

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          1,005,388
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10

                          Not applicable.
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      9.21% (based on 10,921,930 shares of Common Stock outstanding as of December 12, 1996).
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 6 Pages
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Item 1(a)      Name of Issuer:

               Ringer Corporation (the "Issuer")

Item 1(b)      Address of Issuer's Principal Executive Offices:

               9555 James Avenue South Suite 200
               Bloomington, MN 55431

Item 2(a)      Name of Person Filing:

               This statement is being filed on behalf of Parsnip River
               Company, a Limited Partnership, a Minnesota limited partnership ("Parsnip"). David M. Winton, Sarah R. Winton and Timothy A. Stepanek are the managing general partners of Parsnip.

Item 2(b)      Address of Principal Business Office or, if none, Residence:

               The address of the principal business office of Parsnip and each of David M. Winton, Sarah R. Winton and Timothy A.
               Stepanek is 4422 IDS Center, 80 South 8th Street, Minneapolis, Minnesota 55402

Item 2(c)      Citizenship:

               Parsnip is organized in Minnesota. Each of David M. Winton, Sarah R. Winton and Timothy A. Stepanek is a citizen of the United States of America.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value (the "Common Stock")

Item 2(e)      CUSIP Number:

               766907109

Item 3 If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person is a:

               Not applicable.



                                Page 3 of 6 pages
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Item 4         Ownership:
               ---------

               All of the following information is given as of December 31, 1996:

               (a)  Amount Beneficially Owned:  1,005,388 shares


               (b)  Percent of Class:  9.21%


               (c)  Number of shares as to which each person has:

                    (i)   sole power to vote or to direct the vote:  1,005,388
                          shares

                    (ii)  shared power to vote or to direct the vote:

                          None

                    (iii) sole power to dispose or to direct the disposition
                          of:

                          1,005,388 shares

                    (iv) shared power to dispose or to direct the disposition of:

                          None

               David M. Winton, Sarah R. Winton and Timothy A. Stepanek, as the managing general partners of Parsnip, share the power to vote, or to direct the vote of, and to dispose or to direct the disposition of, the shares of Common Stock held by Parsnip.


Item 5         Ownership of Five Percent or Less of a Class:
               --------------------------------------------

               Not applicable.

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
               ---------------------------------------------------------------

               The limited partners of Parsnip ultimately have the right to receive the dividends from, or the proceeds from the sale of shares of Common Stock held by Parsnip, however, none of such limited partners has any voting or investment control over the investments held by Parsnip. To the best knowledge of the undersigned, none of such limited partners has an interest in more than five percent of the Issuer's outstanding Common


                               Page 4 of 6 Pages

               Stock.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding
               Company:

               Not applicable.

Item 8         Identification and Classification of Members of the Group:

               Not applicable.

Item 9         Notice of Dissolution of Group:

               Not applicable.

Item 10        Certification.

               Not applicable.







                                Page 5 of 6 Pages

                                   SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: February 12, 1997

                                       PARSNIP RIVER COMPANY,
                                        A LIMITED PARTNERSHIP


                                       By: /s/ Timothy A. Stepanek
                                          ------------------------------
                                          Timothy A. Stepanek
                                          Managing General Partner












                                Page 6 of 6 Pages